

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE


05008745


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
209
SECTION

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

FRIDAY, APRIL 22, 2005 - VANCOUVER, BC, CANADA– Kelso Technologies (TSXV:KLS) is very pleased to announce that it is debuting its JS75 SRV Stainless Steel Pressure Relief Valve at the Bureau of Explosives Trade Show (BOE) in Kansas City, Missouri, May 24 – 25, 2005. This will be Kelso's first presence at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service).

It is estimated that between 500 and 600 people will attend the trade show. Kelso is located at Booth Number 48 next to the high traffic flow food court so that attendees will have the opportunity to view Kelso's display.

Representing Kelso at the BOE will be Barry Lacroix, VP of Engineering and Manufacturing and John Carswell, VP of Business Development, Corporate Communications and Marketing. They look forward to the opportunity of discussing with the attendees, all of the various programs Kelso will be offering towards sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "*We are planning to provide our potential customers with a total customer satisfaction program, including our new limited warranty protection plan which, in our opinion, is a first in the rail industry*," stated Stephen L. Grossman, Kelso President and CEO.

Kelso will show its soon-to-be-completed marketing video and provide information on the Company's comparison tables between Kelso's valve and those of the competition. Attendees will be able to compare the competitors' "Internal" with Kelso's "External" pressure relief valve which will be mounted side-by-side on a stand specially built for that purpose. This approach is expected to deliver a thought-provoking image to viewers since it will clearly demonstrate that, with Kelso's "External" valve, the majority of internal components can be viewed prior to a tank car leaving a facility. The "Internal" valve will demonstrate that internal components cannot be viewed in the same manner due to the components being inside the tank. Not inspecting the components each time a tank car leaves a facility causes greater risk in the transportation of hazardous goods wherever the tank car travels. The reason for a pressure relief valve is extremely important – it is designed to release any built-up pressure in order to keep a tank car from ripping or exploding. With Kelso's valve, workers will always be able to check most of the components prior to a tank car leaving on its journey and that can better protect our communities, prairies, deserts and mountains.

Kelso is in the process of preparing to produce a five minute video that will not only be used at the Bureau of Explosives Seminar, but will also be used as a major tool for selling the JS75 SRV. The two-part video will have a separate section which will provide instructions to the many maintenance repair facilities personnel in order to teach them on how to disassemble and reassemble the JS75 SRV. The video (in CD format) may also be used in planned railroad magazine advertising to ensure that the rail industry becomes fully aware of and knowledgeable

82-2441

about Kelso and its product. These activities are now moving forward and hopefully will be finalized before the BOE in late May. The schedule for the shooting of the video is currently a concern and every attempt is being made to accomplish it.

Kelso's technology will also be presented in late May at a UTLX Seminar in East Chicago, Indiana.

Kelso has now received a carefully-prepared, comprehensive and detailed Business Plan from its financial consultant based in Toronto, Ontario. Stephen L. Grossman and John Carswell are reviewing this plan in depth before giving approval for its release to prospective investors who are considering funding Kelso. Their review and analysis over the coming weeks is an essential step in order for Kelso to achieve its goal of a major funding.

The Kelso Board of Directors has granted a request for Stephen L. Grossman during this quiet period prior to entering commercialization, to use up some of his accumulated vacation time during the period May 15 to July 31, 2005. Due to the pressures of Kelso business, Mr. Grossman has been required to work relentlessly for long hours. During his tenure over the past eleven years, he has only taken three brief vacations totaling forty days. This quiet period is the optimum time for Mr. Grossman to rest and prepare for the exciting but taxing work ahead as Kelso moves into commercialization and sales of its JS75 SRV. Senior management will be handling day-to-day business during his vacation.

Barry Lacroix attended the AAR Tank Car Committee's Member Semi-Annual Meeting in Galveston, Texas this past week. He attended on behalf of Kelso to review the latest changes pertaining to the tank car industry including changes to pressure relief valves. The meeting provided an opportunity for Kelso to speak with the various members about Kelso's progress with its JS75 SRV. Kelso will be receiving a report from Mr. LaCroix regarding the discussions at the meeting and ensuing action recommendations.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

FRIDAY, APRIL 22, 2005 - VANCOUVER, BC, CANADA– Kelso Technologies (TSXV:KLS) is very pleased to announce that it is debuting its JS75 SRV Stainless Steel Pressure Relief Valve at the Bureau of Explosives Trade Show (BOE) in Kansas City, Missouri, May 24 – 25, 2005. This will be Kelso's first presence at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service).

It is estimated that between 500 and 600 people will attend the trade show. Kelso is located at Booth Number 48 next to the high traffic flow food court so that attendees will have the opportunity to view Kelso's display.

Representing Kelso at the BOE will be Barry Lacroix, VP of Engineering and Manufacturing and John Carswell, VP of Business Development, Corporate Communications and Marketing. They look forward to the opportunity of discussing with the attendees, all of the various programs Kelso will be offering towards sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "*We are planning to provide our potential customers with a total customer satisfaction program, including our new limited warranty protection plan which, in our opinion, is a first in the rail industry*," stated Stephen L. Grossman, Kelso President and CEO.

Kelso will show its soon-to-be-completed marketing video and provide information on the Company's comparison tables between Kelso's valve and those of the competition. Attendees will be able to compare the competitors' "Internal" with Kelso's "External" pressure relief valve which will be mounted side-by-side on a stand specially built for that purpose. This approach is expected to deliver a thought-provoking image to viewers since it will clearly demonstrate that, with Kelso's "External" valve, the majority of internal components can be viewed prior to a tank car leaving a facility. The "Internal" valve will demonstrate that internal components cannot be viewed in the same manner due to the components being inside the tank. Not inspecting the components each time a tank car leaves a facility causes greater risk in the transportation of hazardous goods wherever the tank car travels. The reason for a pressure relief valve is extremely important – it is designed to release any built-up pressure in order to keep a tank car from ripping or exploding. With Kelso's valve, workers will always be able to check most of the components prior to a tank car leaving on its journey and that can better protect our communities, prairies, deserts and mountains.

Kelso is in the process of preparing to produce a five minute video that will not only be used at the Bureau of Explosives Seminar, but will also be used as a major tool for selling the JS75 SRV. The two-part video will have a separate section which will provide instructions to the many maintenance repair facilities personnel in order to teach them on how to disassemble and reassemble the JS75 SRV. The video (in CD format) may also be used in planned railroad magazine advertising to ensure that the rail industry becomes fully aware of and knowledgeable

82-2441

about Kelso and its product. These activities are now moving forward and hopefully will be finalized before the BOE in late May. The schedule for the shooting of the video is currently a concern and every attempt is being made to accomplish it.

Kelso's technology will also be presented in late May at a UTLX Seminar in East Chicago, Indiana.

Kelso has now received a carefully-prepared, comprehensive and detailed Business Plan from its financial consultant based in Toronto, Ontario. Stephen L. Grossman and John Carswell are reviewing this plan in depth before giving approval for its release to prospective investors who are considering funding Kelso. Their review and analysis over the coming weeks is an essential step in order for Kelso to achieve its goal of a major funding.

The Kelso Board of Directors has granted a request for Stephen L. Grossman during this quiet period prior to entering commercialization, to use up some of his accumulated vacation time during the period May 15 to July 31, 2005. Due to the pressures of Kelso business, Mr. Grossman has been required to work relentlessly for long hours. During his tenure over the past eleven years, he has only taken three brief vacations totaling forty days. This quiet period is the optimum time for Mr. Grossman to rest and prepare for the exciting but taxing work ahead as Kelso moves into commercialization and sales of its JS75 SRV. Senior management will be handling day-to-day business during his vacation.

Barry Lacroix attended the AAR Tank Car Committee's Member Semi-Annual Meeting in Galveston, Texas this past week. He attended on behalf of Kelso to review the latest changes pertaining to the tank car industry including changes to pressure relief valves. The meeting provided an opportunity for Kelso to speak with the various members about Kelso's progress with its JS75 SRV. Kelso will be receiving a report from Mr. LaCroix regarding the discussions at the meeting and ensuing action recommendations.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

82-34941



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $469,900 PRIVATE PLACEMENT

FRIDAY, APRIL 22, 2005, VANCOUVER, BC – Further to the Company's news release dated April 7, 2005, the Company is pleased to announce that it has closed the first tranche of its private placement for gross proceeds of $469,900 and has issued 4,271,818 common shares. The Placees were also granted non-transferable warrants to purchase up to an additional 4,271,818 shares for a period of two years at a price of $0.14 per share. The applicable hold periods in Canada expire at midnight on August 20, 2005. While the Company remains interested in completing a second tranche of the private placement in order to increase the gross proceeds as high as $700,000, there is no assurance that this will occur.

For further information regarding Kelso Technologies (TSXV:KLS), please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

Stephen L. Grossman
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $469,900 PRIVATE PLACEMENT

FRIDAY, APRIL 22, 2005, VANCOUVER, BC – Further to the Company's news release dated April 7, 2005, the Company is pleased to announce that it has closed the first tranche of its private placement for gross proceeds of $469,900 and has issued 4,271,818 common shares. The Placees were also granted non-transferable warrants to purchase up to an additional 4,271,818 shares for a period of two years at a price of $0.14 per share. The applicable hold periods in Canada expire at midnight on August 20, 2005. While the Company remains interested in completing a second tranche of the private placement in order to increase the gross proceeds as high as $700,000, there is no assurance that this will occur.

For further information regarding Kelso Technologies (TSXV:KLS), please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

Stephen L. Grossman
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-34491



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO UPDATES CURRENT FINANCING

April 7, 2005 - VANCOUVER, BRITISH COLUMBIA, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to announce that it has received cheques in the aggregate amount of $442,900.00 pursuant to the $500,000 private placement announced on March 2, 2005. Further cheques in the aggregate amount of $30,850.00 have been promised for next week. Accordingly, the company has decided to increase the maximum amount of this private placement to $700,000. The terms of the private placement have not otherwise changed.

The investors who participate will purchase common shares at a price of $0.11 per share and will be granted non-transferable warrants to purchase an equal number of common shares for a period of two years at a price of $0.14 per share.

The proceeds of this Private Placement will be used for: **commercialization** (manufacturing valves for sale; prototype design, build, test, and certifying; shipping costs for valve testing); **sales** (hiring sales people; travel/expenses for sales people; booths at rail trade shows/seminars/meetings); **administration** (quarterly financials; patent maintenance fees; possible new patent issue fees; office costs; TSXV and BCSC charges; legal expenses); **salaries** and **major financing** (special costs associated with Business Plan production; due diligence and related expenses).

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Casrwell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO UPDATES CURRENT FINANCING

April 7, 2005 - VANCOUVER, BRITISH COLUMBIA, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to announce that it has received cheques in the aggregate amount of $442,900.00 pursuant to the $500,000 private placement announced on March 2, 2005. Further cheques in the aggregate amount of $30,850.00 have been promised for next week. Accordingly, the company has decided to increase the maximum amount of this private placement to $700,000. The terms of the private placement have not otherwise changed.

The investors who participate will purchase common shares at a price of $0.11 per share and will be granted non-transferable warrants to purchase an equal number of common shares for a period of two years at a price of $0.14 per share.

The proceeds of this Private Placement will be used for: **commercialization** (manufacturing valves for sale; prototype design, build, test, and certifying; shipping costs for valve testing); **sales** (hiring sales people; travel/expenses for sales people; booths at rail trade shows/seminars/meetings); **administration** (quarterly financials; patent maintenance fees; possible new patent issue fees; office costs; TSXV and BCSC charges; legal expenses); **salaries** and **major financing** (special costs associated with Business Plan production; due diligence and related expenses).

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Casrwell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com